Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, China, March 9, 2022 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Business and Financial Highlights for the Fourth Quarter and the Fiscal Year 2021

•	Gross transaction value (GTV)[1] in 2021 was RMB3,853.5 billion (US$604.7 billion), an increase of 10.1% year-over-year. GTV of existing home transactions was RMB2,058.2 billion (US$323.0 billion), an increase of 6.1% year-over-year. GTV of new home transactions was RMB1,608.6 billion (US$252.4 billion), an increase of 16.3% year-over-year. GTV of emerging and other services was RMB186.6 billion (US$29.3 billion), an increase of 6.0% year-over-year.

In the fourth quarter of 2021, GTV was RMB732.4 billion (US$114.9 billion), a decrease of 34.6% year-over-year. GTV of existing home transactions was RMB354.6 billion (US$55.6 billion), a decrease of 39.4% year-over-year. GTV of new home transactions was RMB356.8 billion (US$56.0 billion), a decrease of 24.0% year-over-year. GTV of emerging and other services was RMB21.0 billion (US$3.3 billion), a decrease of 68.2% year-over-year.

•	Net revenues in 2021 were RMB80.8 billion (US$12.7 billion), an increase of 14.6% year-over-year.

In the fourth quarter of 2021, net revenues were RMB17.8 billion (US$2.8 billion), a decrease of 21.5% year-over-year.

•	Net loss in 2021 was RMB525 million (US$82 million). Adjusted net income[2] in 2021 was RMB2,294 million (US$360 million).

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) Impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

In the fourth quarter of 2021, net loss was RMB933 million (US$146 million). Adjusted net income was RMB42 million (US$7 million).

•	Number of stores was 51,038 as of December 31, 2021, a 8.7% increase from one year ago. Number of active stores[3] was 45,339 as of December 31, 2021, a 4.4% increase from one year ago.

•	Number of agents was 454,504 as of December 31, 2021, a 7.8% decrease from one year ago. Number of active agents[4] was 406,794 as of December 31, 2021, a 8.7% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 37.4 million, compared to 48.2 million in the same period of 2020.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “Embracing the significant changes in 2021, we endeavored to look inward for answers and transform our organization, in response to the higher requirements put forward to us by consumers’ fast evolving demand, as well as our country and society in this era. At the end of 2021, we officially launched Beike’s ‘one body, two wings’ strategic upgrade. ‘One body’ refers to our core, which is our existing and new home transaction services business, while ‘two wings’ refers to our home renovation and furnishing offering, and our inclusive housing services.”

“Amidst the market-wide adjustments, our total GTV for the fiscal year of 2021 increased by 10.1% year-over-year to RMB3.85 trillion. Meanwhile, our ACN mechanism that advocated sharing and collaboration, as well as our cutting-edge SaaS system that enabled collaboration and professional development, provided agents and store owners with more stable income during the market downturn, and fostered strong retention and resilience. During the fourth quarter in our housing transaction service business, we continued to invest in industry infrastructure, empower our agents to be more focused and collaborative, and prioritize new home risk management while continuously improving sell-through efficiency. Leveraging our firmly grounded core strengths, we are now aiming higher and spreading our wings to establish broader capabilities that allow us to provide more satisfying solutions to consumers and bring changes to the housing related services industry.”

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. Number of active stores was 43,436 as of December 31, 2020.

4“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. Number of active agents was 445,438 as of December 31, 2020.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“We are resolute in our enduring mission and will strive forward in 2022 to become a one-stop housing related services provider that makes home a better place, simultaneously creating commercial value and contributing to the betterment of society.” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “We achieved topline growth of 14.6% for the full year 2021, demonstrating our resilience despite the sharp market downturn in the second half of last year. As the industry began shifting toward long-term, sustainable growth, we moved quickly in response to the unfolding changes, effectively turning obstacles into opportunities through initiatives to optimize operations and advance our strategies. ‘One body, two wings’ sets the framework for our initiatives going forward. We will continue to further hone efficiencies and meet the vast demand for our core, high quality housing transaction services. Simultaneously, we will move forward prudently, but dream big, as we commit to further invest in the immense and expanding industry of ‘better living’, such as our home renovation and furnishing services, and inclusive housing services. Certainly, as we forge ahead, the necessary investments for our new businesses will impact the overall group’s profitability in 2022. However, we remain confident that our determined efforts to bring customers a better experience around all fronts of ‘living’ and help service providers deliver higher quality services will pave the way for our long-term success and provide a positive catalyst for the change of housing related industry.”

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues decreased by 21.5% to RMB17.8 billion (US$2.8 billion) in the fourth quarter of 2021 from RMB22.7 billion in the same period of 2020. The decrease was primarily attributable to the decline in total GTV. Due to the market downturn, total GTV was RMB732.4 billion (US$114.9 billion) in the fourth quarter of 2021, representing a 34.6% decrease compared to RMB1,120.0 billion in the same period of 2020.

•	Net revenues from existing home transaction services were RMB6.0 billion (US$0.9 billion) in the fourth quarter of 2021, compared to RMB9.2 billion in the same period of 2020, primarily due to a 39.4% decrease in GTV of existing home transactions to RMB354.6 billion (US$55.6 billion) in the fourth quarter of 2021 from RMB584.7 billion in the same period of 2020.

Among that, (i) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 28.3% to RMB0.7 billion (US$0.1 billion) in the fourth quarter of 2021, from RMB1.0 billion in the same period of 2020, mainly due to a 43.7% decrease of GTV of existing home transactions served by connected agents on the Company’s platform to RMB159.7 billion (US$25.1 billion) in the fourth quarter of 2021 from RMB283.8 billion in the same period of 2020. The lower decline rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was partially attributable to the increased penetration level of value-added services including transaction contracting services and a moderate increase in existing home transaction commission rate charged by connected stores;

(ii) commission revenue was RMB5.3 billion (US$0.8 billion) in the fourth quarter of 2021, compared to RMB8.2 billion in the same period of 2020, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores to RMB194.9 billion (US$30.6 billion) in the fourth quarter of 2021, compared to RMB300.9 billion in the same period of 2020.

•	Net revenues from new home transaction services decreased by 12.2% to RMB11.3 billion (US$1.8 billion) in the fourth quarter of 2021 from RMB12.9 billion in the same period of 2020, primarily due to the decrease of GTV of new home transactions of 24.0% to RMB356.8 billion (US$56.0 billion) in the fourth quarter of 2021 from RMB469.2 billion in the same period of 2020. Among that, the GTV of new home transaction services completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB296.4 billion (US$46.5 billion), compared to RMB388.7 billion in the same period of 2020, while the GTV of new home transactions served by Lianjia brand was RMB60.4 billion (US$9.5 billion) in the fourth quarter of 2021, compared to RMB80.5 billion in the same period of 2020. The decline was partially offset by a moderate increase of new home transactions commission rate.

•	Net revenues from emerging and other services decreased by 21.4% to RMB0.5 billion (US$0.1 billion) in the fourth quarter of 2021 from RMB0.6 billion in the same period of 2020, primarily attributable to the decrease of net revenues from financial services.

Cost of Revenues

Total cost of revenues was RMB14.9 billion (US$2.3 billion) in the fourth quarter of 2021, compared to RMB17.2 billion in the same period of 2020.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB7.8 billion (US$1.2 billion) in the fourth quarter of 2021, compared to RMB8.7 billion in the same period of 2020, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in the fourth quarter of 2021 compared with the same period of 2020.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB5.4 billion (US$0.8 billion) in the fourth quarter of 2021, compared to RMB6.8 billion in the same period of 2020, primarily due to the decrease in the GTV of exiting home and new home transactions completed through Lianjia agents.

•	Cost related to stores. The Company’s cost related to stores increased by 9.4% to RMB1.0 billion (US$0.2 billion) in the fourth quarter of 2021 compared to RMB0.9 billion in the same period of 2020, mainly due to the incremental rise in rental fees of contract service centers opened in 2021 and the increase of depreciation and amortization costs.

•	Other costs. The Company’s other costs decreased by 17.6% to RMB0.6 billion (US$0.1 billion) in the fourth quarter of 2021 from RMB0.8 billion in the same period of 2020, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues and the decreased offline activities costs due to some regional instances of COVID-19 infections and the corresponding restrictive measures.

Gross Profit

Gross profit was RMB2.9 billion (US$0.5 billion) in the fourth quarter of 2021, compared to RMB5.4 billion in the same period of 2020. Gross margin was 16.4% in the fourth quarter of 2021, compared to 23.9% in the same period of 2020. The decrease in gross margin was mainly due to: 1) a continuing shift of revenue mix towards new home transaction services with lower contribution margin; 2) a lower contribution margin of existing home transactions led by a relatively higher percentage of fixed compensation costs for Lianjia agents; and 3) a relatively higher percentage of costs related to store of net revenues in the fourth quarter of 2021 as a result of the incremental rise in rental fees of contract service centers opened in 2021 and the increased depreciation and amortization costs.

Income (Loss) from Operations

Total operating expenses were RMB4.1 billion (US$0.6 billion) in the fourth quarter of 2021, compared to RMB4.2 billion in the same period of 2020.

•	General and administrative expenses were RMB2,202 million (US$346 million) in the fourth quarter of 2021, compared to RMB1,884 million in the same period of 2020, mainly due to the increase of provision for credit losses.

•	Sales and marketing expenses were RMB809 million (US$127 million) in the fourth quarter of 2021, compared to RMB1,323 million in the same period of 2020, mainly due to the decrease of the brand advertising and promotional marketing activities.

•	Research and development expenses were RMB738 million (US$116 million) in the fourth quarter of 2021, compared to RMB714 million in the same period of 2020, mainly due to the increase of headcount in experienced research and development personnel, which was partially offset by the decrease of share-based compensation expenses.

Loss from operations was RMB1,184 million (US$186 million) in the fourth quarter of 2021, compared to income from operations of RMB1,267 million in the same period of 2020. Operating margin was negative 6.7% in the fourth quarter of 2021, compared to 5.6% in the same period of 2020, primarily due to 1) a relatively lower gross profit margin in the fourth quarter of 2021 compared to the same period of 2020; and 2) an increase of the percentage of total operating expenses as of net revenues in the fourth quarter of 2021, primarily due to decreased net revenues along with the relatively flat operating expenses in the fourth quarter of 2021, compared to the same period of 2020.

Adjusted loss from operations6 was RMB398 million (US$62 million) in the fourth quarter of 2021, compared to adjusted income from operations of RMB2,231 million in the same period of 2020. Adjusted operating margin7 was negative 2.2% in the fourth quarter of 2021, compared to 9.8% in the same period of 2020. Adjusted EBITDA8 was RMB484 million (US$76 million) in the fourth quarter of 2021, compared to RMB2,897 million in the same period of 2020.

Net Income (Loss)

Net loss was RMB933 million (US$146 million) in the fourth quarter of 2021, compared to net income of RMB1,096 million in the same period of 2020.

Adjusted net income was RMB42 million (US$7 million) in the fourth quarter of 2021, compared to RMB2,001 million in the same period of 2020.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB930 million (US$146 million) in the fourth quarter of 2021, compared to net income attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,095 million in the same period of 2020.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding: (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income attributable to KE Holdings Inc.9 was RMB45 million (US$7 million) in the fourth quarter of 2021, compared to RMB2,000 million in the same period of 2020.

Net Income (Loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 was RMB0.78 (US$0.12) in the fourth quarter of 2021, compared to diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.93 in the same period of 2020.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 was RMB0.04 (US$0.01) in the fourth quarter of 2021, compared to RMB1.71 in the same period of 2020.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB56.1 billion (US$8.8 billion).

Fiscal Year 2021 Financial Results

9 Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc.’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) Impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Revenues

Net revenues increased by 14.6% to RMB80.8 billion (US$12.7 billion) in 2021 from RMB70.5 billion in 2020. The increase was driven by the total GTV growth by 10.1% to RMB3,853.5 billion (US$604.7 billion) in 2021 from RMB3,499.1 billion in 2020.

•	Net revenues from existing home transaction services increased by 4.5% to RMB31.9 billion (US$5.0 billion) in 2021 from RMB30.6 billion in 2020, primarily attributable to a 6.1% increase in GTV of existing home transactions to RMB2,058.2 billion (US$323.0 billion) in 2021 from RMB1,940.0 billion in 2020. The higher growth rate of GTV of existing home transaction services was primarily attributable to the shift in GTV mix in existing home transaction services from GTV served by Lianjia brand, for which revenue is recorded on a gross commission revenue basis, towards GTV served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services.

Among that, (i) the revenue derived from platform service, franchise service and other value-added services increased by 19.3% to RMB3.6 billion (US$0.6 billion) in 2021 from RMB3.0 billion in 2020, as the GTV of existing home transactions served by connected agents on the Company’s platform increased by 10.3% to RMB1,023.4 billion (US$160.6 billion) in 2021 from RMB928.1 billion in 2020, as well as a moderate increase in existing home transaction commission rate charged by connected stores;

(ii) commission revenue increased by 2.9% to RMB28.4 billion (US$4.5 billion) in 2021 from RMB27.6 billion in 2020, driven by the GTV of existing home transactions served by the Company’s Lianjia brand increased by 2.3% to RMB1,034.8 billion (US$162.4 billion) in 2021 from RMB1,011.9 billion in 2020.

•	Net revenues from new home transaction services increased by 22.5% to RMB46.5 billion (US$7.3 billion) in 2021 from RMB37.9 billion in 2020, primarily attributable to an increase of 16.3% in the GTV of new home transactions to RMB1,608.6 billion (US$252.4 billion) in 2021 from RMB1,383.0 billion in 2020. Among that, the GTV of new home transaction services completed on the Company’s platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 20.6% year-over-year to RMB1,334.6 billion (US$209.4 billion) from RMB1,106.3 billion in 2020, while the GTV of new home transactions served by Lianjia brand was RMB274.1 billion (US$43.0 billion), compared to RMB276.7 billion in 2020. And a moderate increase of new home transactions commission rate also contributed to the increase of net revenues from new home transaction services in 2021.

•	Net revenues from emerging and other services increased by 17.9% to RMB2.3 billion (US$0.4 billion) in 2021 from RMB2.0 billion in 2020. The increase was primarily attributable to the increase of net revenues of home renovation services and rental property management services.

Cost of Revenues

Total cost of revenues increased by 21.1% to RMB64.9 billion (US$10.2 billion) in 2021 from RMB53.6 billion in 2020, primarily due to the increase in both split commissions to connected agents and other sales channels, and internal commission and compensation.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 28.1% to RMB31.8 billion (US$5.0 billion) in 2021 from RMB24.8 billion in 2020, primarily due to the increase in the GTV of new home transactions completed through connected agents and other sales channels 2021 compared to 2020.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 12.8% to RMB26.3 billion (US$4.1 billion) in 2021 from RMB23.3 billion in 2020, primarily due to the increase in the GTV of exiting home transactions completed through Lianjia agents and the expansion of the dedicated sales team with the expertise on new home transaction services.

•	Cost related to stores. The Company’s cost related to stores increased by 18.8% to RMB3.8 billion (US$0.6 billion) in 2021 from RMB3.2 billion in 2020, primarily due to an increase in the average number of stores for Lianjia brand and the incremental rise in rental fees of contract service centers opened in 2021.

•	Other cost. The Company’s other cost increased by 33.3% to RMB3.0 billion (US$0.5 billion) in 2021 from RMB2.2 billion in 2020, mainly due to the increase of rental property management services costs, outsourcing professional services costs and training costs.

Gross Profit

Gross profit decreased by 6.2% to RMB15.8 billion (US$2.5 billion) in 2021 from RMB16.9 billion in 2020. Gross margin was 19.6% in 2021, compared to 23.9% in 2020. The decrease in gross margin was mainly due to: 1) a continuing shift in revenue mix towards new home transaction services with lower contribution margin, 2) a lower contribution margin of existing home transactions as a result of the higher percentage of the fixed compensation costs for Lianjia agents and the compensation costs for transaction support staff, and 3) a lower contribution margin of new home transactions led by the increased proportion of new home transactions completed by connected agents and other sales channels, and incremental rise in fixed compensation costs for expansion of dedicated sales teams with the expertise on new home transaction services in 2021.

Income (Loss) from Operations

Total Operating expenses increased by 22.5% to RMB17.2 billion (US$2.7 billion) in 2021 from RMB14.0 billion in 2020.

•	General and administrative expenses were RMB8.9 billion (US$1.4 billion) in 2021, compared to RMB7.6 billion in 2020, mainly due to the increase in payroll and overhead expenses as the business expanded and the increase in provision for credit losses during the market downturn, which was partially offset by a decrease in share-based compensation expenses.

•	Sales and marketing expenses were RMB4.3 billion (US$0.7 billion) in 2021, compared to RMB3.7 billion in 2020, mainly due to the increase of the average headcount of business development personnel.

•	Research and development expenses were RMB3.2 billion (US$0.5 billion) in 2021, compared to RMB2.5 billion in 2020, mainly due to the increase in the headcount of experienced research and development personnel as the business expanded.

•	Impairment of goodwill, intangible assets and other long-lived assets was RMB747 million (US$117 million) in 2021, compared to RMB236 million in 2020, mainly as a result of the goodwill impairment triggered by the market downturn and its impact on Company’s operations in the second half year of 2021.

Loss from operations was RMB1.4 billion (US$0.2 billion) in 2021, compared to income from operations of RMB2.8 billion in 2020. Operating margin was negative 1.7% in 2021, compared to 4.0% in 2020, primarily due to: 1) a relatively lower gross profit margin in 2021 compared to 2020; and 2) an increase of the percentage of total operating expenses as of net revenues in 2021, primarily due to the increase of staff-related expenses, provision for credit losses, and impairment of goodwill incurred in 2021 compared to 2020.

Adjusted income from operations was RMB1.4 billion (US$0.2 billion) in 2021, compared to RMB5.9 billion in 2020. Adjusted operating margin was 1.7% in 2021, compared to 8.4% in 2020. Adjusted EBITDA was RMB4.5 billion (US$0.7 billion) in 2021, compared to RMB7.7 billion in 2020.

Net Income (Loss)

Net loss was RMB525 million (US$82 million) in 2021, compared to net income of RMB2,778 million in 2020.

Adjusted net income was RMB2,294 million (US$360 million) in 2021, compared to RMB5,720 million in 2020.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB524 million (US$82 million) in 2021, compared to net income attributable to KE Holdings Inc.’s ordinary shareholders of RMB720 million in 2020.

Adjusted net income attributable to KE Holdings Inc. was RMB2,295 million (US$360 million) in 2021, compared to RMB5,717 million in 2020.

Net Income (Loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders was RMB0.44 (US$0.07) in 2021, compared to diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.95 in 2020.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders was RMB1.92 (US$0.30) in 2021, compared to RMB3.69 in 2020.

Business Outlook

For the first quarter of 2022, the Company expects total net revenues to be between RMB11.5 billion (US$1.8 billion) and RMB12.5 billion (US$2.0 billion), representing a decrease of approximately 39.6% to 44.4% from the same quarter of 2021. This forecast considers the potential impact of the recent real estate related policies and measures and the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call Information

The Company will hold a conference call on 8:00 PM U.S. Eastern Time on Wednesday, March 9, 2022 (9:00 AM Beijing/Hong Kong Time on Thursday, March 10, 2022) to discuss the financial results. Details for the conference call are as follows:

Event Title: Beike’s Fourth Quarter and Fiscal Year 2021 Earnings Conference Call

Conference ID:5109289

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event pass code, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/5109289

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through March 16, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	5109289

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets , (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	40,969,979	20,446,104	3,208,440
Restricted cash	8,567,496	6,286,105	986,427
Short-term investments	15,688,321	29,402,661	4,613,919
Short-term financing receivables, net of allowance for credit losses of RMB113,905 and RMB131,558 as of December 31, 2020 and 2021, respectively	3,931,641	702,452	110,230
Accounts receivable, net of allowance for credit losses of RMB1,122,218 and RMB2,151,271 as of December 31, 2020 and 2021, respectively	13,183,559	9,324,952	1,463,288
Amounts due from and prepayments to related parties	484,349	591,342	92,794
Loan receivables from related parties	36,378	42,788	6,714
Prepayments, receivables and other assets	4,677,378	3,129,950	491,158
Total current assets	87,539,101	69,926,354	10,972,970
Non-current assets
Property and equipment, net	1,472,460	1,971,707	309,404
Right-of-use assets	6,821,100	7,244,211	1,136,775
Long-term financing receivables, net of allowance for credit losses of RMB13,414 and RMB204 as of December 31, 2020 and 2021, respectively	218,018	10,039	1,575
Long-term investments, net	3,140,315	17,038,171	2,673,661
Intangible assets, net	1,642,651	1,141,273	179,091
Goodwill	2,467,497	1,805,689	283,352
Other non-current assets	994,394	1,181,421	185,392
Total non-current assets	16,756,435	30,392,511	4,769,250
TOTAL ASSETS	104,295,536	100,318,865	15,742,220

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,594,846	6,008,765	942,906
Amounts due to related parties	254,255	584,078	91,655
Employee compensation and welfare payable	11,231,800	9,834,247	1,543,208
Customer deposits payable	6,743,256	4,181,337	656,143
Income taxes payable	986,465	567,589	89,067
Short-term borrowings	-	260,000	40,800
Lease liabilities current portion	2,625,979	2,752,795	431,974
Short-term funding debts	1,512,510	194,200	30,474
Contract liabilities	734,157	1,101,929	172,917
Accrued expenses and other current liabilities	2,950,078	3,451,197	541,567
Total current liabilities	33,633,346	28,936,137	4,540,711
Non-current liabilities
Deferred tax liabilities	17,289	22,920	3,597
Lease liabilities non-current portion	3,833,914	4,302,934	675,224
Long-term funding debts	15,000	-	-
Other non-current liabilities	3,471	1,381	217
Total non-current liabilities	3,869,674	4,327,235	679,038
TOTAL LIABILITIES	37,503,020	33,263,372	5,219,749

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,705,911,235 Class A ordinary shares issued and outstanding as of December 31, 2020 and 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and 2021)	482	489	77
Additional paid-in capital	77,433,882	78,972,169	12,392,457
Statutory reserves	392,834	483,887	75,932
Accumulated other comprehensive loss	(1,834,087)	(2,639,723)	(414,230)
Accumulated deficit	(9,227,664)	(9,842,846)	(1,544,557)
Total KE Holdings Inc. shareholders' equity	66,765,447	66,973,976	10,509,679
Non-controlling interests	27,069	81,517	12,792
TOTAL SHAREHOLDERS' EQUITY	66,792,516	67,055,493	10,522,471
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,295,536	100,318,865	15,742,220

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	9,159,677	5,985,303	939,225	30,564,584	31,947,953	5,013,331
New home transaction services	12,886,750	11,309,748	1,774,746	37,937,886	46,472,378	7,292,530
Emerging and other services	624,218	490,670	76,997	1,978,508	2,332,108	365,959
Total net revenues	22,670,645	17,785,721	2,790,968	70,480,978	80,752,439	12,671,820
Cost of revenues
Commission-split	(8,731,868)	(7,799,326)	(1,223,884)	(24,847,023)	(31,826,634)	(4,994,293)
Commission and compensation-internal	(6,790,070)	(5,394,408)	(846,500)	(23,324,145)	(26,306,569)	(4,128,075)
Cost related to stores	(946,262)	(1,035,183)	(162,443)	(3,206,601)	(3,809,757)	(597,834)
Others	(778,225)	(641,542)	(100,672)	(2,243,352)	(2,990,064)	(469,206)
Total cost of revenues(1)	(17,246,425)	(14,870,459)	(2,333,499)	(53,621,121)	(64,933,024)	(10,189,408)
Gross profit	5,424,220	2,915,262	457,469	16,859,857	15,819,415	2,482,412
Operating expenses
Sales and marketing expenses(1)	(1,323,369)	(809,090)	(126,964)	(3,715,278)	(4,309,116)	(676,194)
General and administrative expenses(1)	(1,883,606)	(2,202,486)	(345,618)	(7,588,809)	(8,924,470)	(1,400,444)
Research and development expenses(1)	(714,391)	(738,118)	(115,827)	(2,477,911)	(3,193,988)	(501,206)
Impairment of goodwill, intangible assets and other long-lived assets	(236,050)	(349,639)	(54,866)	(236,050)	(746,705)	(117,174)
Total operating expenses	(4,157,416)	(4,099,333)	(643,275)	(14,018,048)	(17,174,279)	(2,695,018)
Income (loss) from operations	1,266,804	(1,184,071)	(185,806)	2,841,809	(1,354,864)	(212,606)
Interest income, net	4,674	113,086	17,746	163,600	354,567	55,639
Share of results of equity investees	(42,386)	(8,286)	(1,300)	(37,574)	36,606	5,744
Fair value changes in investments, net	313,156	121,084	19,001	369,124	564,804	88,631
Impairment loss for equity investments accounted for using Measurement Alternative(2)	(9,000)	(183,789)	(28,841)	(9,000)	(183,789)	(28,841)
Foreign currency exchange gain	4,190	1,332	209	3,506	20,988	3,293
Other income, net	275,069	476,849	74,828	1,055,654	1,702,414	267,146
Income (loss) before income tax expense	1,812,507	(663,795)	(104,163)	4,387,119	1,140,726	179,006
Income tax expense	(716,951)	(269,469)	(42,286)	(1,608,796)	(1,665,492)	(261,352)
Net income (loss)	1,095,556	(933,264)	(146,449)	2,778,323	(524,766)	(82,346)

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(579)	3,582	562	(731)	637	100
Net income (loss) attributable to KE Holdings Inc.	1,094,977	(929,682)	(145,887)	2,777,592	(524,129)	(82,246)
Accretion on convertible redeemable preferred shares to redemption value	-	-	-	(1,755,228)	-	-
Income allocation to participating preferred shares	-	-	-	(301,898)	-	-
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,094,977	(929,682)	(145,887)	720,466	(524,129)	(82,246)

Net income (loss)	1,095,556	(933,264)	(146,449)	2,778,323	(524,766)	(82,346)
Currency translation adjustments	(1,302,733)	(561,546)	(88,119)	(1,897,395)	(841,214)	(132,005)
Unrealized gains on available-for-sale investments, net of reclassification	-	42,864	6,726	-	35,578	5,583
Total comprehensive income (loss)	(207,177)	(1,451,946)	(227,842)	880,928	(1,330,402)	(208,768)
Comprehensive (income) loss attributable to non-controlling interests shareholders	(579)	3,582	562	(731)	637	100
Comprehensive income (loss) attributable to KE Holdings Inc.	(207,756)	(1,448,364)	(227,280)	880,197	(1,329,765)	(208,668)
Accretion on convertible redeemable preferred shares to redemption value	-	-	-	(1,755,228)	-	-
Income allocation to participating preferred shares	-	-	-	(301,898)	-	-
Comprehensive loss attributable to KE Holdings Inc.’s ordinary shareholders	(207,756)	(1,448,364)	(227,280)	(1,176,929)	(1,329,765)	(208,668)

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,440,878,087	3,559,476,683	3,559,476,683	2,226,264,859	3,549,121,628	3,549,121,628
—Diluted	3,516,042,957	3,559,476,683	3,559,476,683	2,267,330,891	3,549,121,628	3,549,121,628

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,146,959,362	1,186,492,228	1,186,492,228	742,088,286	1,183,040,543	1,183,040,543
—Diluted	1,172,014,319	1,186,492,228	1,186,492,228	755,776,964	1,183,040,543	1,183,040,543

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.32	(0.26)	(0.04)	0.32	(0.15)	(0.02)
—Diluted	0.31	(0.26)	(0.04)	0.32	(0.15)	(0.02)

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.95	(0.78)	(0.12)	0.97	(0.44)	(0.07)
—Diluted	0.93	(0.78)	(0.12)	0.95	(0.44)	(0.07)

(1) Includes share-based compensation expenses as follows:
Cost of revenues	76,616	106,663	16,738	511,637	406,131	63,731
Sales and marketing expenses	30,212	17,804	2,794	77,574	110,446	17,331
General and administrative expenses	229,643	112,491	17,652	1,131,335	595,732	93,483
Research and development expenses	247,923	82,877	13,005	532,043	425,978	66,845

(2) On May 31, 2021, the Company invested in 29.16% of the equity interests of Shenzhen Yuanjing Mingchuang Management Consulting Co. (“Yuanjing Mingchuang”) with certain preference rights with a total cash consideration of RMB700 million. As a result of the valuation performed in the fourth quarter of 2021, the Company recorded an impairment charge of RMB168.0 million (USD26.3 million) in impairment loss for equity investments accounted for using Measurement Alternative in our consolidated statement as a result of the adverse changes in the general market condition of the geographies and industries.

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	1,266,804	(1,184,071)	(185,806)	2,841,809	(1,354,864)	(212,606)
Share-based compensation expenses	584,394	319,835	50,189	2,252,589	1,538,287	241,390
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	143,520	116,869	18,339	604,806	470,179	73,781
Impairment of goodwill, intangible assets and other long-lived assets	236,050	349,639	54,866	236,050	746,705	117,174
Adjusted income (loss) from operations	2,230,768	(397,728)	(62,412)	5,935,254	1,400,307	219,739

Net income (loss)	1,095,556	(933,264)	(146,449)	2,778,323	(524,766)	(82,346)
Share-based compensation expenses	584,394	319,835	50,189	2,252,589	1,538,287	241,390
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	143,520	116,869	18,339	604,806	470,179	73,781
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(93,085)	3,084	484	(184,115)	(124,416)	(19,524)
Impairment of goodwill, intangible assets and other long-lived assets	236,050	349,639	54,866	236,050	746,705	117,174
Impairment of investments	35,650	186,703	29,297	35,650	186,703	29,298
Tax effects on non-GAAP adjustments	(1,274)	(953)	(150)	(3,599)	1,264	198
Adjusted net income	2,000,811	41,913	6,576	5,719,704	2,293,956	359,971

Net income (loss)	1,095,556	(933,264)	(146,449)	2,778,323	(524,766)	(82,346)
Income tax expense	716,951	269,469	42,286	1,608,796	1,665,492	261,352
Share-based compensation expenses	584,394	319,835	50,189	2,252,589	1,538,287	241,390
Amortization of intangible assets	145,378	121,517	19,069	621,174	491,032	77,054
Depreciation of property and equipment	180,776	280,440	44,007	552,798	879,729	138,049
Interest income, net	(4,674)	(113,086)	(17,746)	(163,600)	(354,567)	(55,639)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(93,085)	3,084	484	(184,115)	(124,416)	(19,524)
Impairment of goodwill, intangible assets and other long-lived assets	236,050	349,639	54,866	236,050	746,705	117,174
Impairment of investments	35,650	186,703	29,297	35,650	186,703	29,298
Adjusted EBITDA	2,896,996	484,337	76,003	7,737,665	4,504,199	706,808

Net income (loss) attributable to KE Holdings Inc.	1,094,977	(929,682)	(145,887)	2,777,592	(524,129)	(82,246)
Share-based compensation expenses	584,394	319,835	50,189	2,252,589	1,538,287	241,390
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	143,520	116,869	18,339	604,806	470,179	73,781
Changes in fair value from long term investments, loan receivable measured at fair value and contingent consideration	(93,085)	3,084	484	(184,115)	(124,416)	(19,524)
Impairment of goodwill, intangible assets and other long-lived assets	236,050	349,639	54,866	236,050	746,705	117,174
Impairment of investments	35,650	186,703	29,297	35,650	186,703	29,298
Tax effects on non-GAAP adjustments	(1,274)	(953)	(150)	(3,599)	1,264	198
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(73)	(7)	(1)	(1,666)	(28)	(4)
Adjusted net income attributable to KE Holdings Inc.	2,000,159	45,488	7,137	5,717,307	2,294,565	360,067
Accretion on convertible redeemable preferred shares to redemption value	-	-	-	(1,755,228)	-	-
Adjusted net income allocated to participating preferred shares	-	-	-	(1,169,981)	-	-
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	2,000,159	45,488	7,137	2,792,098	2,294,565	360,067

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,146,959,362	1,186,492,228	1,186,492,228	742,088,286	1,183,040,543	1,183,040,543
—Diluted	1,172,014,319	1,186,492,228	1,186,492,228	755,776,964	1,183,040,543	1,183,040,543

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,146,959,362	1,186,492,228	1,186,492,228	742,088,286	1,183,040,543	1,183,040,543
—Diluted	1,172,014,319	1,188,942,618	1,188,942,618	755,776,964	1,196,789,976	1,196,789,976

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.95	(0.78)	(0.12)	0.97	(0.44)	(0.07)
—Diluted	0.93	(0.78)	(0.12)	0.95	(0.44)	(0.07)

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.79	0.82	0.13	2.79	2.38	0.37
—Diluted	0.78	0.82	0.13	2.74	2.36	0.37

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	1.74	0.04	0.01	3.76	1.94	0.30
—Diluted	1.71	0.04	0.01	3.69	1.92	0.30

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,104,484	1,279,185	200,731	9,361,949	3,595,122	564,153
Net cash used in investing activities	(5,607,829)	(3,522,717)	(552,790)	(14,977,618)	(24,884,074)	(3,904,854)
Net cash provided by (used in) financing activities	9,410,162	(202,800)	(31,824)	25,406,250	(1,074,173)	(168,561)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(1,484,742)	(221,751)	(34,797)	(2,183,682)	(442,141)	(69,382)
Net increase (decrease) in cash and cash equivalents and restricted cash	3,422,075	(2,668,083)	(418,680)	17,606,899	(22,805,266)	(3,578,644)
Cash, cash equivalents and restricted cash at the beginning of the period/year	46,115,400	29,400,292	4,613,547	31,930,576	49,537,475	7,773,511
Cash, cash equivalents and restricted cash at the end of the period/year	49,537,475	26,732,209	4,194,867	49,537,475	26,732,209	4,194,867

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	9,159,677	5,985,303	939,225	30,564,584	31,947,953	5,013,331
Less: Commission and compensation	(5,223,330)	(3,965,516)	(622,276)	(18,065,451)	(20,123,501)	(3,157,816)
Contribution	3,936,347	2,019,787	316,949	12,499,133	11,824,452	1,855,515

New home transaction services
Net revenues	12,886,750	11,309,748	1,774,746	37,937,886	46,472,378	7,292,530
Less: Commission and compensation	(10,185,864)	(9,100,919)	(1,428,133)	(29,787,961)	(37,525,240)	(5,888,529)
Contribution	2,700,886	2,208,829	346,613	8,149,925	8,947,138	1,404,001

Emerging and other services
Net revenues	624,218	490,670	76,997	1,978,508	2,332,108	365,959
Less: Commission and compensation	(112,744)	(127,299)	(19,975)	(317,756)	(484,462)	(76,023)
Contribution	511,474	363,371	57,022	1,660,752	1,847,646	289,936